Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 BKorn@manatt.com

June 12, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Benjamin Holt and David Link

Office of Real Estate and Construction

Re:	YS RE RAF I LLC Offering Statement on Form 1-A POS

Post-qualification Amendment
Filed May 10, 2024
File No. 024-11755

Dear All:

We are submitting this letter on behalf of our client, YS RE RAF I LLC (the “Company”), in response to the written comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated June 5, 2024 (the “Comment Letter”) in connection with the Company’s Post-Qualification Offering Statement on Form 1-A, as submitted with the SEC on May 10, 2024 (the “Offering Circular Amendment”).

For your convenience, our response is set forth below, with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Comment Letter. The comment from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Circular Amendment. The Offering Circular Amendment is being refiled concurrently with this response.

Post-Qualification Amendment filed May 10, 2024

Exhibits

1. Please have your auditors revise their consent to reference the financial statement periods consistent with those in their audit reports.

June 12, 2024

Response:

The Company acknowledges the comment and is resubmitting Post-Qualification Amendment (PQA) with revised auditors’ consents, on behalf of the auditors. The new consents are separately filed as exhibits to the PQA for the issuer and each financial reporting joint venture and refer to the financials included in the PQA and refiled therein.

June 12, 2024

We thank you for your prompt attention to this letter responding to the previously submitted Registration Statement on Form 1-A. Should you or the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely, Brian S. Korn

cc:	YS RE RAF I LLC

Mitchell Rosen